Exhibit 99.3

Avricore Health Inc.

Management's Discussion & Analysis
For the three and six months ended
June 30, 2021

Avricore Health Inc.

Management's Discussion and Analysis

as of August 27, 2021

This Management Discussion and Analysis ("MD&A") of Avricore Health Inc. ("AVRICORE", the "Company", "we", "us" or "our") for the three and six months ended June 30, 2021 is prepared as of August 27, 2021. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2021 and the audited consolidated financial statements for the year ended December 31, 2020 and the related notes thereto.

Our financial statements are prepared in accordance International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A contains "forward-looking statements" and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about Avricore Health Inc. can be found on the SEDAR website (www.sedar.com) and on the Company's website (www.avricorehealth.com).

FORWARD LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, "forward-looking statements. These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may", "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Avricore's expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company's financial results for the period ended June 30, 2021, and in Avricore's annual financial statements and the notes thereto. These documents are available at www.sedar.com.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Avricore does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

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Avricore Health Inc.

Management's Discussion and Analysis

as of August 27, 2021

OVERVIEW

Avricore Health is focused on acquiring and developing early-stage technologies aimed at Moving pharmacy forward. Through our flagship offering HealthTab™ (a wholly owned subsidiary), we provide a turnkey point-of-care testing platform, creating value for stakeholders and better outcomes for patients.

The HealthTab™ platform effectively turns pharmacies into community diagnostic centres. It enables pharmacists to take  on a greater role in primary health services, capitalizes on the rapidly growing point-of-care testing market, and ultimately improves the quality of life for patients living with chronic illness.

COVID-19 RESPONSE

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. One year later the pandemic continues to severely impact the environment in which the Company operates.

One benefit is the increased focus on real world evaluations and rapid testing which has brought increased attention to HealthTab™. While continuing HealthTab’s™ primary focus on general health screening it has also been adapted to support COVID-19 testing.

The extent to which the COVID-19 outbreak impacts the Company's results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the spread of the virus and government actions. Management continues to monitor the situation and adjust corporate planning as appropriate.

HEALTHTAB™ – KEY DEVELOPMENTS

Key developments have included:

•15 (increased from an initial 11) participating Shoppers Drug Mart® pharmacies have now received their HealthTab™ systems and are offering screening tests to patients. The program’s primary focus is to screen patients at-risk for diabetes and cardiovascular disease. In-store signage and print material will let customers know they are able to request HealthTab™ tests, and existing patients will be made aware through direct outreach from their Shoppers Drug Mart® pharmacist based on their health profile.  Additionally, the first ever third-party HealthTab™ advertising campaign will actively market the program publicly in the participating region.

•The first Shoppers Drug Mart® pharmacy selected to receive the system to begin beta-testing HealthTab™’s systems, reported that more than 90 patients were tested and over 600 results were reported over the initial trial period between July 5 – July 18 at this single location.

•Signing master agreement to pilot Healthtab™ platform for diabetes management in select Shoppers Drug Mart® pharmacies.

•Amendment to the Distribution Agreement adds the Abbott’s popular ID NOW™ molecular testing device which will add onsite testing and reporting capabilities for SARS-CoV-2 as well as Respiratory Syncytial Virus, Influenza A & B and Strep – a powerful combination for detecting infections before they spread.

•Partnered with Ellerca Health Inc. to offer joint diabetes screening and management support.

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Avricore Health Inc.

Management's Discussion and Analysis

as of August 27, 2021

•Signing of a Distribution Agreement with Abbott Rapid Diagnostics, to integrate new devices into Avricore’s HealthTab™ to expand its real-time data reporting system capabilities.

•Expanding partnership with Ontario Pharmacists Association (OPA) to promote HealthTab™ to pharmacies conducting COVID-19 testing and government for real-time reporting of test results.

•Developing new pilot programs with national pharmacy chains,

•Advancing discussions with lab service providers,

•Continuing to negotiate new POC service integrations to expand the HealthTab™ testing menu.

•Refining HealthTab™’s de-centralized clinical trials capabilities to monetize de-identified data associated with high-value Real-World Evaluation (RWE).

•Moving forward with negotiations across several target demographics, domestically and internationally, with life-science companies, host-locations and Clinical Research Organizations (CRO).

HealthTab™ is a cloud-based network technology that enables the world’s first harmonized, real-time response system where consumers receive a finger-stick blood test at their local pharmacy via a web-enabled blood chemistry analyzer. These results are available in 12 minutes. Consumers’ bio-markers, which include key results related to heart, liver and kidney function, are received via secure login which they can then be used to better understand their health performance and share with their healthcare team for evidence-based decision making. This one-of-a-kind real-time reporting system opens the door to improved preventative healthcare in public and private health systems.

De-identified data collected, with consumer consent across the HealthTab™ network of analyzers, can be shared with life-science companies and other research entities. The traditional clinical trial approach can be limited in the scope of time, demographical outreach, and other inherent exclusionary attributes. HealthTab™presents a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and real-world evaluation clinical trials.

Between January and February 2020, the Deloitte Center for Health Solutions surveyed multiple leaders from 17 pharmaceutical companies on their organizations’ RWE capabilities. Survey questions revolved around current and future applications for RWE, areas of investment, strategic partnerships, and use of Real World Data (RWD) and RWE in R&D.

•Ninety-four percent of survey respondents believe using RWE in R&D will become important or very important to their organizations by 2022.

•Almost all companies expect to increase investments in talent, technology, and external partnerships to strengthen their RWE capabilities.

•Reduced clinical trial costs and trial failure rates using RWE in R&D

•Entered strategic partnerships to access new sources of RWD (in fact, all have taken this step)

The Company believes is very well positioned as a strategic partner and lead in this exciting growth sector.  In addition, HealthTab™ is ideally situated to provide Real Time Real World Data (RTRWD).  This is an important distinction from RWD because anonymized data can be transmitted in real time versus the lag that is accompanied with RWD that is gathered from clinical reporting systems, insurance claims and adverse event reporting systems.

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Avricore Health Inc.

Management's Discussion and Analysis

as of August 27, 2021

Currently, HealthTab™ is available in certain Shoppers Drug Marts in the Greater Toronto Area. The Company has secured commitments with other pharmacies in Canada to place additional HealthTab™ systems and is in negotiations with corporate chains. Furthermore, the Company expanded a partnership agreement with the Ontario Pharmacists Association (OPA) to endorse HealthTab™ to pharmacies conducting COVID-19 testing and government for real-time reporting of test results. The OPA is the largest pharmacists’ association in the country, with over 10,000 members and over 4,600 community pharmacy locations.

The Company has partnered with established laboratory service providers in offering its point-of-care testing as part of their overall menu.  HealthTab™ is being embraced as it is the most credible way to deploy point-of-care testing in the pharmacy and community setting where it offers the reliability, accuracy and flexibility the sector needs.

Avricore has enjoyed a robust response from a variety of key industry players including, CROs, labs, pharmacies and researchers and has been engaging in a variety of technical discussions which are anticipated to lead to business.  As these conversations progress, the Company will be making announcements in due course.

Life-Science Approach

Avricore believes that Clinical Research Organizations (CROs) are an excellent area of growth. The Company is in late discussions with CLINART, a large Dubai based CRO, to take HealthTab™ to 15 countries in the Middle-East North-Africa (MENA) region. This opportunity would see the Company supporting CLINART with the clinical research and market development studies they conduct with the world’s largest drug-makers and NGO’s. Our HealthTab™ discussions also include a large US based CRO. The Company has also initiated discussions with four leading international drug makers, as well as research entities in North America, the UK, EU and Middle East. As business normalizes in the context of COVID-19 the Company expects to move forward with these discussions.

Fully Integrated Patient Health Records

The Company has been in technical discussions on the integration of HealthTab™ into the electronic medical records and pharmacy management systems with a Canadian market leader in the provision of these systems.

HealthTab™‘s API integration capabilities make it ideal to achieve an industry first, where a consumer’s test results can be directly linked to their patient health record, for real-time responses and smooth integration across the multiple platforms a health provider will use.

Community Pharmacy Sector

In an era of rapid change in health care delivery, community pharmacy practice models and community pharmacy business models are both experiencing significant evolution in focus and daunting challenges to be met.  We strongly believe that Avricore is a game-changing catalyst for community pharmacy to meet their practice and business challenges and increasingly focus on patient-centred cognitive services with attendant point-of-care testing in the future. Avricore is focused on expanding and further deploying its HealthTab™ and to best meet the current community pharmacy sector's needs.

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Avricore Health Inc.

Management's Discussion and Analysis

as of August 27, 2021

SIGNIFICANT EVENTS AND TRANSACTIONS

Significant events and transactions during the period ended June 30, 2021 and to the date of this MD&A include the following:

•The Company repaid the $1,000,000 secured loan from a third party at the end of the term.

•The Company issued 9,539,660 common shares upon exercise of warrants for gross proceeds of $1,575,887.

•The Company issued 1,660,072 common shares upon exercise of stock options for gross proceeds of $125,657.

•On February 12, 2021, the Company completed a non-brokered private placement and issued 7,000,000 units at a price of $0.22 per unit for gross proceeds of $1,540,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of $0.30 per share for a period of 12 months from the date of closing subject to an accelerated expiry condition. The Company paid finder’s fee totaling $56,320 and issued 256,000 finder’s warrants. The Company’s directors and officers participated in the private placement.

•On January 28, 2021 the Company closed the final tranche of a non-brokered private placement and issued 8,740,000 units at a price of $0.10 per unit for gross proceeds of $874,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of $0.15 per share for a period of 12 months from the date of closing subject to an accelerated expiry condition. The Company paid finder’s fee totaling $27,800 and issued 278,000 finder’s warrants. The Company’s directors and officers participated in the private placement.

•On March 22, 2021, the Company granted 1,800,000 stock options to the directors, officers and consultants of the Company at an exercise price of $0.25 per common share. The stock options are exercisable for a period of 5 years. 200,000 consultant options vest 50% after six months with the balance vesting quarterly thereafter. The remaining options vest on the date of grant.

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Avricore Health Inc.

Management's Discussion and Analysis

as of August 27, 2021

SELECTED FINANCIAL INFORMATION AND ADDITIONAL DISCLOSURE

The following financial data for the three years is derived from the Annual Audited Financial Statements and should be read in conjunction with the Financial Statements.

	2020	2019	2018
Total revenue from continuing operations	$33,030	$33,000	$15,395
Loss from operations of continuing operations	$1,173,966	$1,916,252	$3,458,141
Loss from operations of discontinued operations	$-	$189,356	$678,661
Loss per share – basic and diluted Continuing operations	$0.02	$0.04	$0.10
Discontinued operations	$0.00	$0.00	$0.02
Total assets	$440,090	$208,399	$1,200,205
Total current liabilities	$1,154,131	$673,850	$314,239
Total non-current financial liabilities	Nil	Nil	Nil

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2020. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Jun 2021	Mar 2021	Dec 2020	Sep 2020	Jun 2020	Mar 2020	Dec 2019	Sep 2019
	$	$	$	$	$	$	$	$
Revenue from continuing operations	4,939	7,575	8,082	8,082	8,482	8,384	8,324	11,083
Gross profit (loss) from continuing operations	(998)	1,647	2,220	4,757	4,911	5,592	1,308	7,103
Share-based compensation	24,965	386,935	120,191	10,028	-	-	27,896	-
Comprehensive Loss	344,620	715,306	538,499	206,789	198,117	230,561	305,760	683,428
Loss/Share - continuing and discontinued operations	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Total Assets	2,541,099	2,740,053	440,090	355,808	532,086	607,061	208,399	410,959

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Avricore Health Inc.

Management's Discussion and Analysis

as of August 27, 2021

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2021

The Company incurred comprehensive loss of $1,059,926 for the six months ended June 30, 2021 (2020 - $428,678).

Significant changes are as follows:

•Share-based compensation of $411,900 (2020 - $nil) was recognized for stock options granted, vested, and repriced during the period.

•Consulting fees of $189,200 (2020 - $97,500) increased due to increase in consultant engagement for business development and the bonus awarded to the CTO.

•Professional fees of $107,505 (2020 - $72,949) increased mainly due to the bonus awarded to the CFO.

•Marketing and communications expenses increased to $85,057 (2020 - $26,521) mainly due to shareholders’ communication expense.

•Finance cost of $38,438 (2020 - $67,093) includes interest and accretion expense on loans. The decrease is due to repayment of loans.

•General and administrative expenses increased to $94,991 (2020 - $62,518) mainly to due to increases in insurance expense and filing fees.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2021

The Company incurred comprehensive loss of $344,620 for the three months ended June 30, 2021 (2020 - $198,117).

Significant changes are as follows:

•Share-based compensation of $24,965 (2020 - $nil) was recognized for stock options granted, vested, and repriced during the period.

•Consulting fees of $116,237 (2020 - $48,750) increased due to increase in consultant engagement for business development.

•Management fees of $37,500 (2020 - $67,500) decreased due to resignation of the former President.

•Professional fees of $40,020 (2020 - $35,057) increased due increase in professional engagement.

•Marketing and communications expenses increased to $76,415 (2020 - $2,308) mainly due to shareholders’ communication expense.

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Avricore Health Inc.

Management's Discussion and Analysis

as of August 27, 2021

•Finance cost of $nil (2020 - $45,539) includes interest and accretion expense on loans. The decrease is due to repayment of loans.

•General and administrative expenses increased to $45,297 (2020 - $26,274) mainly to due to increases in filing fees and investor relations expense.

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations have been financed through the issuance of common shares. Management anticipates that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to a sustainable level.

Cash flows

Sources and Uses of Cash:	Six months ended June 30,
	2021	2020
	$	$
Cash used in operating activities	(635,594)	(690,445)
Cash used in investing activities	(57,383)	-
Cash provided by financing activities	2,680,829	896,304
Cash and Cash Equivalents, closing balance	2,290,567	219,658

There is an overall cash inflow of $1,987,852 for the period ended June 30, 2021 compared to $205,859 in comparable period in 2020.

Funding Requirements

Management devotes financial resources to the Company's operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

•the extent to which we will be commercially successful in launching HealthTab™ and RASTR,

•the size, cost and effectiveness of our sales and marketing programs, distribution and marketing arrangements,

•the ability of the Company to raise capital through the issuance of its securities.

As at June 30, 2021, the Company had a working capital of $2,303,454 (December 31, 2020 – deficit of $714,044). We believe that our cash on hand, the expected future cash inflows from revenues, net proceeds from the warrants exercised, if any, may sufficient to finance our working capital within the next twelve months. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

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Avricore Health Inc.

Management's Discussion and Analysis

as of August 27, 2021

RELATED PARTY TRANSACTIONS

For the three and six months ended June 30, 2021 and 2020, the Company recorded the following transactions with related parties:

a)$37,500 and $75,000 in management fees (2020 - $37,500 and $75,000) to the Chief Executive Officer of the Company along with a bonus award of $nil and $35,000 (2020 - $nil and $nil).

b)$nil and $20,000 in management fees to the former President and Chief Executive Officer of the Company (2020 - $30,000 and $60,000).

c)$30,000 and $60,000 in professional fees (2020 - $30,000 and $60,000) to a company controlled by the Chief Financial Officer of the Company along with a bonus award of $nil and $30,000 (2020 - $nil and $nil).

d)$30,000 and $60,000 in consulting fees (2020 - $30,000 and $60,000) to the Chief Technology Officer of the Company along with a bonus award $nil and $35,000 (2020 - $nil and $nil).

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Consulting fees	30,000	30,000	90,000	60,000
Management fees	37,500	67,500	130,000	135,000
Professional fees	30,000	30,000	95,000	60,000
Share-based compensation	-	-	264,393	-
	97,500	127,500	579,393	255,000

There were no amounts due to related parties as at June 30, 2021 and December 31, 2020.

SUBSEQUENT EVENTS

a)The Company issued 2,153,500 common shares upon exercise of warrants for gross proceeds of $323,025.

b)The Company issued 50,000 common shares upon exercise of stock options for gross proceeds of $4,000.

c)871,500 warrants with exercise price of $0.15 expired unexercised.

d)The Company granted 500,000 stock options to the consultants of the Company at an exercise price of $0.17 per common share. The stock options fully vested on the date of grant and are exercisable for a period of 1 year.

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Avricore Health Inc.

Management's Discussion and Analysis

as of August 27, 2021

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company's outstanding share capital as at report date:

Common Shares	97,016,316
Stock Options	7,630,000
Stock Warrants	24,606,066

COMMITMENTS AND AGREEMENTS

Loans payable

During the year ended December 31, 2020, the Company entered into a loan agreement with a third party for a secured loan in the amount of $1,000,000. The Loan was for a term of one year from the date of receipt of the funds, bore interest at a rate of 10% per annum and was secured with all of the present and after-acquired property of the Company. The loan was subject to an interest reserve of $100,000 held back from the loan advance. The Company paid a loan application fee in the amount of $30,000 and issued 3,480,000 bonus shares with a fair value of $52,500, which was recorded against the carrying value of the loan. During the three and six months ended June 30, 2021, the Company recorded $nil and $21,096 (2020 - $24,923 and $28,493) as interest expense and recorded $nil and $17,342 (2020 - $20,494 and $23,421) as accretion expense on the loan which was been included in finance cost in the condensed interim consolidated statements of operations and comprehensive loss. During the period ended June 30, 2021, the Company repaid the loan at the end of the term.

During the year ended December 31, 2020, the Company received a Canada Emergency Business Account loan of $40,000 to be repaid on or before December 31, 2025. The loan is interest-free until December 31, 2022. Thereafter, the outstanding loan balance will bear interest at the rate of 5% per annum.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our consolidated financial statements are prepared in accordance with IFRS. These accounting principles require the Company's management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company's management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventories, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of our annual consolidated financial statements for the year ended December 31, 2020.

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Avricore Health Inc.

Management's Discussion and Analysis

as of August 27, 2021

Inventory valuation

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company’s inventory valuation and gross margin. The Company attempts to sell products with short shelf life with significant rebates. Any unsold products with short shelf life and expired products are written-off.

Revenue recognition

The Company recognizes revenue to depict the transfer of promised goods and services to clients in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services by applying the following steps:

•Identify the contract with a client;

•Identify the performance obligations in the contract;

•Determine the transaction price;

•Allocate the transaction price to the performance obligations; and

•Recognize revenue when, or as, the Company satisfies a performance obligation.

Revenue may be earned over time as the performance obligations are satisfied or at a point in time which is when the entity has earned a right to payment, the customer has possession of the asset and the related significant risks and rewards of ownership, and the customer has accepted the asset.

The Company's arrangements with clients can include multiple performance obligations. When contracts involve various performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under IFRS 15, Revenue from Contracts with Customers. Judgment may be required when allocating revenue or discounts on sales amongst the various elements in a sale involving multiple deliverables.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's options and warrants issued. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

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Avricore Health Inc.

Management's Discussion and Analysis

as of August 27, 2021

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that Avricore will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue AVRICORE business development and marketing activities. In case AVRICORE does not have sufficient capital to fund its operations, the management may be required to restructure the operations.

Going concern

The assessment of the Company's ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company's ability to continue as a going concern.

Development of Technological Capabilities

The market for Avricore's products is characterized by changing technology and continuing process development. The future success of Company's business will depend in large part upon our ability to maintain and enhance the Company's technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company's operations provide the products and services currently required by our customers, there can be no assurance that the Company's process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render Avricore's products or services uncompetitive. If Avricore needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Dependence on Key Personnel

We are dependent to a large extent upon the continued services of our senior management team and other key employees such as sales and technical personnel. There is intense competition for skilled employees and our failure to recruit, train and retain such employees could have an adverse effect on our business, financial condition or operating results.

Financial Instruments and Risk Management

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and asset acquisition liability. The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

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Avricore Health Inc.

Management's Discussion and Analysis

as of August 27, 2021

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company's cash and cash equivalents and accounts receivable. The Company's cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 45% of trade receivables are due from one customer at June 30, 2021 (December 31, 2020 — 45% from one customer).

As at June 30, 2021 and December 31, 2020, the allowance for doubtful accounts receivable was $nil.

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions. As at June 30, 2021, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities, deferred revenue, and loans payable of $183,837 (December 31, 2020 - $1,154,131).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company's purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company's policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.

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Avricore Health Inc.

Management's Discussion and Analysis

as of August 27, 2021

CONTACT

Officers and Directors Hector Bremner, CEO, Director Kiki Smith, CFO David Hall, Chairman Rodger Seccombe, CTO, Director Alan Amstein, Director David Farnfield, Director Dr. Robert Sindelar, Director	Contact Avricore Health Inc. PO BOX 49114 Suite 3500, 1055 Dunsmuir St. Vancouver, BC V7X 1H7 Tel: 604 773-8943

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